ConocoPhillips 925 N. Eldridge Parkway Houston, Texas 77079

April 4, 2022

VIA EDGAR

Mr. Arthur Tornabene-Zalas

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ConocoPhillips Registration Statement on Form S-4; File No. 333-262829 Request for Acceleration

Dear Mr. Tornabene-Zalas:

In accordance with Rules 460 and 461 under the Securities Act of 1933, as amended, ConocoPhillips hereby requests that its Registration Statement on Form S-4 filed with the Securities and Exchange Commission on February 17, 2022 (File No. 333-262829) and amended on March 31, 2022 be made effective at 4:00 p.m. New York City time on April 6, 2022, or as soon as possible thereafter.

Please contact Zachary S. Podolsky of Wachtell, Lipton, Rosen & Katz at (212) 403-1057 or by email at ZSPodolsky@wlrk.com or Kathryn Gettles-Atwa of Wachtell, Lipton, Rosen & Katz at (212) 403-1142 or by email at KGettles-Atwa@wlrk.com with any questions you may have concerning this request. In addition, please notify Mr. Podolsky or Ms. Gettles-Atwa when this request for acceleration has been granted.

[SIGNATURE PAGE FOLLOWS]

CONOCOPHILLIPS

By:	/s/ Andrew M. O’Brien
Name: Andrew M. O’Brien
Title: Vice President and Treasurer

cc:	Zachary S. Podolsky, Wachtell, Lipton, Rosen & Katz
Kathryn Gettles-Atwa, Wachtell, Lipton, Rosen & Katz

[Signature Page to SEC Acceleration Request]